Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-175861

PROSPECTUS SUPPLEMENT NO. 9
(to Prospectus dated April 10, 2012)

7,692,308 Shares
Common Stock

This Prospectus Supplement No. 9 supplements the prospectus dated April 10, 2012 or the prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-175861).  This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2012 (the “Quarterly Report”).  Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the disposition from time to time by the selling stockholders identified in the prospectus, or their permitted transferees or other successors-in-interest, of an aggregate of 7,692,308 shares of our common stock, including shares issuable upon the exercise of warrants to purchase our common stock.  We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus.  If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The NASDAQ Capital Market under the symbol “TEAR,” and on the Toronto Stock Exchange under the symbol “TLB.”  The last reported sale price of our common stock on The NASDAQ Capital Market on August 10, 2012 was $3.31 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 13, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
(X)	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended:               June 30, 2012

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 000-51030

TearLab Corporation
(Exact name of registrant as
specified in its charter)

Delaware	59 343 4771
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7360 Carroll Road, Suite 200, San Diego, CA 92121
(Address of principal executive offices)

(858) 455-6006
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
    Yes  ☐   No  ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                                                                                          Accelerated filer ☐

Non-accelerated filer   ☐ (Do not check if a smaller reporting company)                                                   Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):     Yes  ☐   No  ☒

              Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: 28,147,546 as of August 1, 2012.

PART I.	FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures about Market Risk
Item 4.	Controls and Procedures

PART II.	OTHER INFORMATION

Item 1.	Legal Proceedings
Item 1A.	Risk Factors
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
Item 3.	Defaults Upon Senior Securities
Item 4.	Mine Safety Disclosures
Item 5.	Other Information
Item 6.	Exhibits

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements relating to future events and our future performance within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would,"  "expects," "plans," "intends," "anticipates," "believes," "estimates," "projects," "predicts," “pursue,” "potential" and similar expressions intended to identify forward-looking statements.  These forward-looking statements include, without limitation, statements relating to future events, future results, and future economic conditions in general and statements about:

•	Our future strategy, structure, and business prospects;
•	The planned commercialization of our current product;
•	The size and growth of the potential markets for our product and technology;
•	The adequacy of current, and the development of new distributor, reseller, and supplier relationships, and our efforts to expand relationships with distributors and resellers in additional countries;
•	Our anticipated expansion of United States and international sales and operations;
•	Our ability to obtain and protect our intellectual property and proprietary rights;
•	The results of our clinical trials;
•	Our plan to continue to develop and execute our conference and podium strategy to ensure visibility and evidence-based positioning of the TearLab® Osmolarity System among eye care professionals;
•	Our anticipated sales to additional customers in the United States since we obtained the CLIA waiver categorization;
•	Our ability to obtain reimbursement for patient testing with the TearLab® System;
•	Our efforts to assist our customers in obtaining their CLIA waiver certifications or providing them with support from certified professionals;
•	The adequacy of our funding and our forecast of the period of time through which our financial resources will be adequate to support our operations; and
•	Use of cash, cash needs and ability to raise capital.

These statements involve known and unknown risks, uncertainties and other factors, including the risks described in Part II, Item 1A.  of this Quarterly Report on Form 10-Q, which may cause our actual results, performance or achievements to be materially different from any future results, performances, time frames or achievements expressed or implied by the forward-looking statements.  Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements.  Information regarding market and industry statistics contained in this Quarterly Report on Form 10-Q is included based on information available to us that we believe is accurate.  It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis.  We have not reviewed or included data from all sources and cannot assure you of the accuracy of the market and industry data we have included.

Unless the context indicates or requires otherwise, in this Quarterly Report on Form 10-Q, references to the “Company” shall mean TearLab Corporation or TearLab Corp. and its subsidiaries. References to “$” or “dollars” shall mean U.S. dollars unless otherwise indicated.

TearLab Corp.

PART I.	FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS (Unaudited)

TearLab Corp.

CONSOLIDATED BALANCE SHEETS
(expressed in U.S. dollars)
($ 000’s)

	June 30, 2012	December 31, 2011
	(Unaudited)
ASSETS
Current assets
Cash	$13,440	$2,807
Accounts receivable, net	467	317
Due from related parties, net	8	4
Inventory, net	1,578	898
Prepaid expenses	217	190
Other current assets	51	35
Total current assets	15,761	4,251

Fixed assets, net	366	199
Patents and trademarks, net	150	164
Intangible assets, net	5,317	5,924
Total assets	$21,594	$10,538

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$788	$218
Accrued liabilities	1,955	1,843
Obligations under warrants	4,979	2,957
Total current liabilities	7,722	5,018

Stockholders’ equity
Capital stock
Preferred Stock, $0.001 par value, authorized 10,000,000, none outstanding	—	—
Common stock, $0.001 par value, 65,000,000 authorized, 25,645,546 and 20,414,993 issued and outstanding at June 30, 2012 and December 31, 2011, respectively	26	20
Additional paid-in capital	412,453	393,035
Accumulated deficit	(398,607)	(387,535)
Total stockholders’ equity	13,872	5,520
Total liabilities and stockholders’ equity	$21,594	$10,538

See accompanying notes to interim consolidated financial statements

TearLab Corp.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(expressed in U.S. dollars except number of shares)
(Unaudited)
($ 000’s except number of shares and loss per share)

	Three months ended
	June 30,
	2012	2011
Revenue	$716	$468
Cost of goods sold (excluding amortization of intangible assets)	341	276
Gross profit	375	192
Operating expenses
General and administrative	1,275	939
Clinical, regulatory and research & development	369	228
Sales and marketing	960	433
Amortization of intangible assets	304	304
Total operating expenses	2,908	1,904
Loss from operations	(2,533)	(1,712)
Other expense
Interest income	6	1
Changes in fair value of warrant obligations	532	(2,506)
Warrant issuance costs	—	(303)
Interest expense	—	(43)
Amortization of deferred financing charges	—	(241)
Other income	21	(2)
Total other expense	559	(3,094)
Net loss and comprehensive loss	$(1,974)	$(4,806)
Weighted average shares outstanding - basic	24,919,152	15,282,274
Loss per share – basic	$(0.08)	$(0.31)
Weighted average shares outstanding - diluted	26,041,705	15,282,274
Loss per share – diluted	$(0.10)	$(0.31)

See accompanying notes to interim consolidated financial statements

TearLab Corp.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(expressed in U.S. dollars except number of shares)
(Unaudited)
($ 000’s except number of shares and loss per share)

	Six months ended
	June 30,
	2012	2011
Revenue	$1,139	$1,291
Cost of goods sold (excluding amortization of intangible assets)	672	687
Gross profit	467	604
Operating expenses
General and administrative	2,226	1,848
Clinical, regulatory and research & development	896	475
Sales and marketing	1,772	874
Amortization of intangible assets	607	607
Total operating expenses	5,501	3,804
Loss from operations	(5,034)	(3,200)
Other expense
Interest income	8	3
Changes in fair value of warrant obligations	(6,037)	(2,467)
Warrant issuance costs	—	(303)
Interest expense	—	(96)
Amortization of deferred financing charges	—	(403)
Other income	(9)	(7)
Total other expense	(6,038)	(3,273)
Net loss and comprehensive loss	$(11,072)	$(6,473)
Weighted average shares outstanding - basic	22,795,826	15,030,220
Loss per share – basic	$(0.49)	$(0.43)
Weighted average shares outstanding - diluted	22,795,826	15,030,220
Loss per share – diluted	$(0.49)	$(0.43)

See accompanying notes to interim consolidated financial statements

TearLab Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in U.S. dollars)
(Unaudited)
($ 000’s)

	Six months ended June 30,
	2012	2011
OPERATING ACTIVITIES
Net loss for the period	$(11,072)	$(6,473)
Adjustments to reconcile net loss to cash used in operating activities:
Stock-based compensation	888	301
Depreciation of fixed assets	52	43
Amortization of patents and trademarks	14	14
Amortization of intangible assets	607	607
Amortization of deferred financing charges	—	403
Changes in fair value of warrant obligations	6,037	2,467
Warrant issuance costs	—	303
Non-cash advisory fees paid in common shares	—	311
Non-cash interest accrued on convertible debt funding	—	96
Net change in non-cash working capital balances related to operations	(196)	(84)
Cash used in operating activities	(3,670)	(2,012)

INVESTING ACTIVITIES
Additions to fixed assets, net of proceeds	(219)	(82)
Cash used in investing activities	(219)	(82)

FINANCING ACTIVITIES
Proceeds from issuance of shares on a public offering	12,420	—
Proceeds from warrants exercised	3,262	—
Proceeds from issuance of shares and warrants in a private placement financing	—	7,000
Proceeds from the exercise of options	33	—
Costs of issuance of shares and warrants in private placement and registered direct financings	(1,193)	(751)
Cash provided by financing activities	14,522	6,249

Net increase in cash and cash equivalents during the period	10,633	4,155
Cash, beginning of period	2,807	2,726
Cash, end of period	$13,440	$6,881

See accompanying notes to interim consolidated financial statements

TearLab Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars except as otherwise stated)
 (Unaudited)

1.  BASIS OF PRESENTATION

Nature of Operations

TearLab Corp. (formerly OccuLogix, Inc.) ("TearLab" or the "Company"), a Delaware corporation, is an ophthalmic device company that is commercializing a proprietary in vitro diagnostic tear testing platform, the TearLab® test for dry eye disease, or DED, which enables eye care practitioners to test for highly sensitive and specific biomarkers using nanoliters of tear film at the point-of-care.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. The Company currently operates as one segment.

The consolidated balance sheet at December 31, 2011 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared using significant accounting policies that are consistent with the policies used in preparing the Company’s audited consolidated financial statements for the year ended December 31, 2011. Management believes that all adjustments necessary for the fair presentation of results, consisting of normally recurring items, have been included in the unaudited consolidated financial statements for the interim periods presented. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The principal areas of judgment relate to the impairment of long-lived and intangible assets, the fair value of stock options and warrants, and inventory reserves.

TearLab Corp.

Warrant liabilities

The Company issued several rounds of warrants related to various debt and equity transactions which occurred in 2007, 2010 and 2011. The Company accounts for its warrants issued in accordance with the US GAAP accounting guidance under ASC 815 applicable to derivative instruments, which requires every derivative instrument within its scope to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings.  Based on this guidance, the Company determined that the Company's warrants do not meet the criteria for classification as equity.  Accordingly, the Company classified the warrants as current liabilities. The warrants are subject to remeasurement at each balance sheet date, with any change in fair value recognized as a component of other income (expense), net in the statements of operations. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option-pricing model, based on the estimated market value of the underlying common stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates and expected dividends on and expected volatility of the price of the underlying common stock. There is a moderate degree of subjectivity involved when using option pricing models to estimate warrant liability and the assumptions used in the Black-Scholes option-pricing model are moderately judgmental.

Recent Accounting Pronouncements

In June and December 2011, the Financial Accounting Standards Board (FASB) issued guidance on the presentation of comprehensive income. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity and also requires presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. The Company adopted this guidance beginning after January 1, 2012, with the exception of the requirement to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements, which has been deferred pending further deliberation by the FASB. The adoption did not have a material effect on the Company's financial condition or results of operations, and only resulted in a change to financial statement presentation.

On May 12, 2011 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (ASU 2011-04). This update amends Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurement and Disclosure.” ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011. The adoption of this guidance did not a material effect on the Company's financial condition or results of operations.

TearLab Corp.

3.  BALANCE SHEET DETAILS :

Accounts receivable, net

(in thousands)	June 30, 2012	December 31, 2011
Trade receivables	$519	$354
Allowance for doubtful accounts	(54)	(42)
Other receivables	2	5
	$467	$317

Inventory

Inventory is recorded at the lower of cost or market and consists of finished goods. Inventory is accounted for on a first-in, first-out basis.

(in thousands)	June 30, 2012	December 31, 2011
Finished goods	$1,703	$1,499
Inventory reserves	(125)	(601)
	$1,578	$898

The Company evaluates inventory for estimated excess quantities and obsolescence, based on expected future sales levels and projections of future demand, and establishes inventory reserves for obsolete and excess inventories.  In addition, the Company assesses the impact of changing technology and market conditions.  The Company has entered into a long term purchase commitment to buy the test cards from MiniFAB (Note 12). The purchase commitment contains required minimum annual purchases. As part of its analysis of excess or obsolete inventories, the Company considers future annual minimum purchases, estimated future usage and the expiry dating of the cards to determine if any inventory reserve needed. The usage of the minimum purchase commitments is predicated upon significant increases in revenues from TearLab products as compared to 2011 and prior years.

Prepaid Expenses

(in thousands)	June 30, 2012	December 31, 2011
Prepaid insurance	$61	$119
Prepaid regulatory fees	23	8
Other fees and services	133	63
	$217	$190

Fixed Assets

(in thousands)	June 30, 2012	December 31, 2011
Furniture and office equipment	$82	$49
Computer equipment and software	191	165
Demo equipment	55	53
Rental equipment	255	103
Medical equipment	335	335
	918	705
Less accumulated depreciation	(552)	(506)
	$366	$199

TearLab Corp.

Depreciation expense was $52,000 and $43,000 during the six months ended June 30, 2012 and 2011, respectively, and $30,000 and $23,000 during the three months ended June 30, 2012 and 2011, respectively.

Patents and trademarks

(in thousands)	June 30, 2012	December 31, 2011
Patents	$236	$236
Trademarks	32	32
	268	268
Accumulated amortization	(118)	(104)
	$150	$164

Amortization expense of patents and trademarks was $14,000 and $14,000 during the six months ended June 30, 2012 and 2011, respectively, and $7,000 and $7,000 during the three months ended June 30, 2012 and 2011, respectively.

Accrued liabilities

	June 30,	December 31,
(in thousands)	2012	2011
Due to professionals	$267	$295
Due to employees and directors	1,004	1,080
Clinical trial accruals	174	174
Accrued inventory in-transit	90	—
Other	420	294
	$1,955	$1,843

4.   INTANGIBLE ASSETS

The Company's intangible assets consist of the value of TearLab® Technology acquired in the acquisition of TearLab Research.  The TearLab Technology consists of a disposable lab card and card reader, supported by an array of patents and patent applications that are either held or in-licensed by the Company.  The TearLab Technology is being amortized using the straight-line method over an estimated useful life of 10 years. Amortization expense for the three and six months ended June 30, 2012 and 2011 was $304,000, $607,000, $304,000 and $607,000, respectively.

Intangible assets subject to amortization consist of the following:

	June 30, 2012		December 31, 2011
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
TearLab® technology	$12,172	$6,855	$12,172	$6,248

The estimated amortization expense for the intangible assets for the remainder of 2012 and each of the next five years is as follows:

Amortization of intangible assets ($ 000’s)
Remainder of 2012	$608
2013	1,215
2014	1,215
2015	1,215
2016	1,064
$5,317

TearLab Corp.

5.  RELATED PARTY TRANSACTIONS

On August 20, 2009, the Company entered into a distribution agreement with Science with Vision, pursuant to which Science with Vision obtained exclusive Canadian distribution rights with respect to the Company’s products.  The Company began selling products through the Canadian distributor in 2010. Sales to this distributor for the three and six months ended June 30, 2012 and 2011 were $7,000, $24,000, $23,000 and $62,000, respectively, and the outstanding accounts receivable balances due at June 30, 2012 and December 31, 2011 were $8,000 and $4,000, respectively.  The Company’s chairman of the board of directors and chief executive officer has a material financial interest in Science with Vision.

On November 2, 2009, the Company, entered into a capital advisory agreement for a two year period with Greybrook Capital Inc., or Greybrook, which was amended on January 8, 2010.  Pursuant to the terms of the agreement, as amended, Greybrook was to receive $200,000 in cash or 163,934 common shares for its services. On April 14, 2011 the Company issued 163,934 common shares to Greybrook to satisfy the outstanding liability related to both years. The Company’s chairman of the board of directors and chief executive officer, is a principal with, and holds a material financial interest in Greybrook.

The Company currently has an employee who formerly served as a United States distributor of the Company’s products.  This employee is no longer in control of the distributor; however the employee continues to hold a material financial interest in the distributing company.  Sales to this distributor for the three and six months ended June 30, 2012 and 2011 were $0, $0, $1,000 and $9,000, respectively, and the outstanding accounts receivable balances at June 30, 2012 and December 31, 2011 were $0 and $0, respectively.

6.  CONVERTIBLE NOTES PAYABLE AND ACCRUED INTEREST

In July 2009, the Company entered into an agreement with certain investors whereby the investors agreed to provide financing (the “Financing”) to the Company through the purchase of convertible secured notes (“the Notes”), in the aggregate amount of $1.55 million.  On August 31, 2009, an additional $200,000 of financing was received by the Company to bring the aggregate total funding received to $1.75 million. The Notes evidencing the Financing, were to mature on the second anniversary of their issuance (“the Maturity Date”), bearing interest at a rate of 12% per annum and were convertible into shares of the Company’s common stock upon the request of holders of 51% or more of the outstanding principal amount of the Notes at any time after August 31, 2009 and prior to the Maturity Date.  The conversion price of the Notes (the “Discount Price”) was $1.3186 determined on August 31, 2009.  The Notes were secured by substantially all of the assets of the Company.

On June 13, 2011 (Conversion date), upon the request of holders of more than 51% of the outstanding principal amount of the Notes, the Company issued 1,629,539 shares of its common stock in consideration of the conversion and retirement of the Company’s outstanding Financing obligations in the aggregate amount of $2,149,000, (the Conversion). In connection with the Conversion, the Company issued warrants with a life of five years to purchase 109,375 shares of common stock (the “Financing Warrants”).  The exercise price of the Financing Warrants is $1.60 per common share representing the price per share equal to the closing bid price per share of the Company’s common stock on the NASDAQ stock market on July 15, 2009.  The fair value of the warrants totaling $163,000, calculated using the Black-Scholes value model, was initially recorded at the date of Financing in additional paid-in capital and accreted over the term of the Notes through the Conversion date. The Company recorded amortization charges related to the Financing Warrants of $0, $42,000, $0 and $70,000 for the three and six months ended June 30, 2012 and 2011, respectively, included in other income (expense).

TearLab Corp.

As the conversion price of the Notes reflected a price discounted from the fair market value of the Company’s common stock, there was a deemed beneficial conversion feature associated with the Financing. The Company recorded $728,000 representing the value of the beneficial conversion feature at the date of the Financing in additional paid-in capital. The value of the beneficial conversion was being amortized over the term of the Notes through the Conversion date with charges of $0, $188,000, $0 and $314,000 for the three and six months ended June 30, 2012 and 2011, respectively, included in other income (expense).

Richard Lindstrom, M.D. and Tom Davidson, both of whom are or were directors of the Company at the time of this agreement, invested $100,000 each in the Financing.  Greybrook Corporation, an entity controlled by Elias Vamvakas, Chairman and Interim CEO of the Company, or members of his family, invested $310,000 in the Financing.

7.   FAIR VALUE MEASUREMENTS

The Company measures certain assets and liabilities in accordance with authoritative guidance which requires fair value measurements be classified and disclosed in one of the following three categories:

•	Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

•	Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

•	Level 3: Unobservable inputs are used when little or no market data is available.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company did not have any assets or liabilities in Level 1 and Level 2 and no transfers to or from Level 3 of the fair value measurement hierarchy during the six months ended June 30, 2012.

At June 30, 2012, the Company has a liability for warrants to purchase 2,095,685 shares of common stock at an exercise price of $1.86 per share valued at $4,979,000 (Note 8).  The warrant liability is classified as a Level 3 fair value measurement.

The following table provides a reconciliation for the warrant liability measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2012 (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance of warrant liability at January 1, 2012	$2,957
Warrant exercises	(4,015)
Change in fair value of warrant liability included in other (income) / expense	6,037
Balance of warrant liability at June 30, 2012	$4,979

8.  STOCKHOLDERS’ EQUITY

(a)  Authorized share capital

The total number of authorized shares of common stock of the Company is 65,000,000.  Each share of common stock has a par value of $0.001 per share.  The total number of authorized shares of preferred stock of the Company is 10,000,000.  Each share of preferred stock has a par value of $0.001 per share.

TearLab Corp.

(b)  Common stock

On June 30, 2011, the Company closed a private placement financing in which 3,846,154 shares of common stock and warrants to purchase 3,846,154 shares of common stock for gross proceeds of approximately $7,000,000 were issued, with associated costs of $703,000, of which $303,000 was related to warrants and $400,000 to common shares (June 2011 Equity Financing).  The investors purchased the shares and warrants for $1.82 per unit (each unit consisting of one share and one warrant to purchase shares of common stock).  The exercise price of the warrants is $1.86 per share. The warrants are exercisable at any time from the date of issuance until June 30, 2016. The Company initially allocated the total proceeds received in the June 2011 Equity Financing, to the shares of common stock and warrants issued based on their relative fair values. This resulted in an allocation of $3,012,000 to warrant liability.  Additionally, the Company is required to record the derivatives at fair value which results in an adjustment to the warrant liability, with any gain or loss recorded in earnings of the applicable reporting period. The Company therefore estimated the fair value of the warrants on the issuance date to be $5,518,000, and recorded the increase to the warrant liability of $2,506,000 as a charge to its consolidated statements of operations as of June 30, 2011.  Transaction costs associated with the issuance of the warrants of $303,000 were immediately expensed and included as warrant issuance costs in the Company’s consolidated statements of operations for the year ended December 31, 2011.

On April 16, 2012, the Company closed an underwritten public offering of 3.45 million shares of its common stock at a price to the public of $3.60 per share.  The Company received gross proceeds of $12,420,000, with associated costs of $1,194,000.

(c)  Stock Option Plan

The Company has a stock option plan, the 2002 Stock Option Plan (the "Stock Option Plan"), which was most recently amended on June 6, 2012 in order to increase the shares reserved under the Stock Option Plan by 1,000,000.  Under the Stock Option Plan, up to 4,200,000 options are available for grant to employees, directors and consultants.  Options granted under the Stock Option Plan may be either incentive stock options or non-statutory stock options.  Under the terms of the Stock Option Plan, the exercise price per share for an incentive stock option shall not be less than the fair market value of a share of stock on the effective date of grant and the exercise price per share for non-statutory stock options shall not be less than 85% of the fair market value of a share of stock on the date of grant.  No option granted to a holder of more than 10% of the Company's common stock shall have an exercise price per share less than 110% of the fair market value of a share of stock on the effective date of grant.

Options granted are typically service-based options.  Generally, options expire 10 years after the date of grant.  No incentive stock options granted to a 10% owner optionee shall be exercisable after the expiration of five years after the effective date of grant of such option, no option granted to a prospective employee, prospective consultant or prospective director may become exercisable prior to the date on which such person commences service, and with the exception of an option granted to an officer, director or consultant, no option shall become exercisable at a rate less than 20% per annum over a period of five years from the effective date of grant of such option unless otherwise approved by the Board.

The Company accounts for stock-based compensation under the authoritative guidance which requires that share-based payment transactions with employees be recognized in the financial statements based on their fair value and recognized as compensation expense over the vesting period.  The amount of expense recognized during the period is affected by many complex and subjective assumptions, including: estimates of the Company’s future volatility, the expected term for its stock options, option exercise behavior, the number of options expected to ultimately vest, and the timing of vesting for the Company’s share-based awards.

The following table sets forth the total stock-based compensation expense resulting from stock options included in the Company's consolidated statements of operations (in thousands):

TearLab Corp.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
General and administrative	$332	$89	$409	$174
Clinical, regulatory and research and development	14	26	223	68
Sales and marketing	36	18	256	59
Stock-based compensation expense before income taxes	$382	$133	$888	$301

(d)  Warrants

On February 6, 2007, the Company issued warrants to investors and a transaction advisor (“2007 Warrants”).  The 2007 Warrants were exercisable immediately into an aggregate of 131,497 shares of the Company's common stock at $46.25 per common share.  These warrants expired during the first quarter of 2012.

On March 18, 2010, the Company closed a registered direct financing in which warrants ( “2010 Warrants”) were issued to purchase 621,118 shares of its common stock. The exercise price of the 2010 Warrants is $4.00 per share. The 2010 Warrants were exercisable through September 18, 2011 and expired on September 18, 2011.

On June 30, 2011, the Company closed a private placement financing in which 3,846,154 shares of common stock and warrants (“2011 Warrants”) to purchase 3,846,154 shares of common stock were issued.  The investors purchased the shares and warrants for $1.82 per unit (each unit consisting of one share and one warrant to purchase shares of common stock).  The exercise price of the warrants is $1.86 per share. The warrants are exercisable at any time from the date of issuance until June 30, 2016.

The Company accounts for the 2011 Warrants in accordance with applicable guidance to derivatives. The Company determined that the 2011 Warrants do not meet the criteria for classification as equity.  Accordingly, the Company classified the 2011 Warrants as current liabilities at June 30, 2012.

The estimated fair value of the 2011 Warrants at June 30, 2012 was determined using the Black-Scholes option-pricing model with the following assumptions:

Volatility	93%
Expected life of Warrants (years)	4.00
Risk-free interest rate	0.57%
Dividend yield	0%

The fair value of the 2011 warrants is highly sensitive to the changes in the Company’s stock price and stock price volatility.

During the three and six months ended June 30, 2012 certain holders of 2011 Warrants exercised 376,769 and 1,750,469 warrants, respectively. The Company received $701,000 and $3,256,000 in proceeds from these exercises for the three and six month periods ended June 30, 2012, respectively. The Company is required to record the outstanding warrants at fair value at the time of exercise, before moving the fair value into additional paid-in capital, resulting in an adjustment to the warrant obligations, with any gain or loss recorded in earnings of the applicable reporting period.  The Company, therefore, estimated the fair value of the exercised 2011 Warrants at their respective exercise dates to be $4,015,000, an increase of $148,000 and $1,792,000 from the previous values and at March 31, 2012 and December 31, 2011.  This increase was recorded as an expense in other expense in the consolidated statement of operations and comprehensive income for the three and six months ended June 30, 2012.

The Company is also required to record the outstanding warrants at fair value at the end of each reporting period, resulting in an adjustment to the warrant obligations, with any gain or loss recorded in earnings of the applicable reporting period.  The Company, therefore, estimated the fair value of the remaining warrants as of June 30, 2012 to be $4,979,000, an increase of $4,097,000 from the previous value at December 31, 2011; including an increase of $4,777,000 for the three months ended March 31, 2012 less a decrease of ($680,000) for the three months ended June 30, 2012. These amounts were recorded as a charge to other income (expense) in the consolidated statement of operations and comprehensive income for the three and six months ended June 30, 2012.

TearLab Corp.

On June 13, 2011, in connection with the conversion of the notes payable and accrued interest (see Note 6), the Company issued warrants with a life of five years to purchase 109,375 shares of common stock.  The exercise price of these warrants is $1.60 per common share representing the price per share equal to the closing bid price per share of the Company’s common stock on the NASDAQ stock market on July 15, 2009.  The Company recorded $163,000 representing the fair value of the warrants, calculated using the Black-Scholes value model, at the date of the Financing in additional paid-in capital. The value of the warrants was accreted over the term of the Notes until their conversion in June 2011. During the three and six months ended June 30, 2012 certain holders of these warrants exercised 20,000 and 22,500 warrants, with $2,000 and $6,000 in proceeds from these exercised warrants, respectively.  As the estimated fair value of these warrants had been previously accreted over the term on the related Notes, no further accounting of these warrants is required.

The following table provides activity for the Warrants outstanding through June 30, 2012 (in thousands, except weighted average exercise prices):

	Number of warrants outstanding	Weighted average exercise price
Outstanding, December 31, 2011	4,087	$3.28
Exercised	(1,773)	1.86
Expired	(132)	46.25
Outstanding, June 30, 2012	2,182	$1.85

9.   COMPREHENSIVE LOSS

For the three and six months ended June 30, 2012 and 2011, comprehensive loss was equal to net loss for each period.

10. NET LOSS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares and vested restricted stock units outstanding. Diluted loss per share is computed by dividing net loss, less any dilutive amounts recorded during the period for the change in fair value of warrant liabilities, by the weighted average number of common shares and vested restricted stock units outstanding and the weighted average number of dilutive common stock equivalents, from stock options, warrants, and non-vested restricted stock units. Common stock equivalents are only included in the diluted earnings per share calculation when their effect is dilutive.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Numerator for basic and diluted net loss per share:
Net loss attributable to common stockholders for basic.	$(1,974)	$(4,806)	$(11,073)	$(6,473)
Impact of income relating to warrant obligations
Changes in fair value of warrant obligations	(532)	—	—	—
Net loss attributable to common stockholders for diluted	(2,506)	(4,806	(11,073)	(6,473)

Denominator for basic and diluted net loss per share:
Weighted average common shares outstanding for basic	24,919	15,282	22,796	15,030
Dilutive potential common stock outstanding:
Dilutive common equivalent shares from warrants	1,123	—	—	—
Weighted average common shares outstanding for diluted	26,042	15,282	22,796	15,030
Basic net loss per share attributable to common stockholders	$(0.08)	$(0.31)	$(0.49)	$(0.43)
Diluted net loss per share attributable to common stockholders	$(0.10)	$(0.31)	$(0.49)	$(0.43)

TearLab Corp.

The following outstanding common stock equivalents were not included in the calculation of net income or loss per share because their effects were anti-dilutive (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Stock options	3,981	3,717	3,981	3,717
Warrants	87	4,708	2,182	4,708
Total	4,068	8,425	6,163	8,425

11.  CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in working capital balances related to operations consists of the following:

	Six months ended June 30, ($ 000’s)
	2012	2011
Accounts receivable, net	$(150)	$74
Due from related parties	(4)	95
Inventory	(680)	(439)
Prepaid expenses	(27)	94
Other assets	(16)	—
Accounts payable	570	341
Accrued liabilities	111	(121)
Deferred revenue	—	(128)
	$(196)	$(84)

The following table lists those items that have been excluded from the consolidated statements of cash flows as they relate to non-cash transactions and additional cash flow information:

	Six months ended June 30, ($ 000’s)
	2012	2011
Non-cash investing activities
Common stock issued in consideration of notes payable and accrued interest conversion	—	2,149
Warrant issued in Registered Direct financing	—	3,012
Accrued costs of fixed assets	—	(7)

12.  COMMITMENTS AND CONTINGENCIES

On August 1, 2011, the Company, through its subsidiary, TearLab Research, Inc., entered into a manufacturing and development agreement, or the Manufacturing Agreement, with MiniFAB (Aust) Pty Ltd, or MiniFAB.  Pursuant to the terms of the Manufacturing Agreement, MiniFAB will manufacture and supply test cards for the Company.  The Manufacturing Agreement specifies minimum order quantities that will require the Company to purchase approximately $28.7 million (AUD$27.6 million) in test cards from MiniFAB for the years from 2012 through the end of 2015.  The Company is also subject to annual minimum order commitments under the Manufacturing Agreement.  The Manufacturing Agreement has a ten year initial term and may be terminated by either party if the other party is in breach or becomes insolvent.  If terminated for any reason other than default by MiniFAB, the Company will be obligated to pay a termination fee based on the cost of products manufactured by MiniFAB, but not yet invoiced, repayment of capital invested by MiniFAB, less depreciation calculated in accordance with Australian accounting standards, and the expected profit to MiniFAB had the remaining minimum order quantities been purchased by the Company.

TearLab Corp.

The Company has evaluated its 2012 outstanding purchase commitment with MiniFab to determine the potential amount of liability the Company may be obligated to pay if it doesn’t meet its annual order commitment. Having reviewed the submitted orders for test cards to MiniFAB for the six months ended June 30, 2012, if the Company does not: 1) order the sufficient additional test cards to meet the 2012 minimum order commitment under the agreement or 2) seek to modify the existing minimum order quantity with MiniFab, the Company will be subject to liquidated damages estimated at $1.7 million (AUD $1.7 million).

13.  SUBSEQUENT EVENTS

On July 18, 2012, the Company closed an underwritten registered direct financing of 2.5 million shares of its common stock at a price of $3.17 per share.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes, included in Item 1 of this Report.  Unless otherwise specified, all dollar amounts are U.S. dollars.

Overview

We are an in vitro diagnostic company that has developed a proprietary tear testing platform, the TearLab® Osmolarity System.  The TearLab test measures tear film osmolarity for diagnosis of Dry Eye Disease, or DED.  Tear osmolarity is a quantitative and highly specific biomarker that has been shown to correlate with DED.  The TearLab test enables the rapid measurement of tear osmolarity in a doctor's office.  Commercializing our Point-of-Care tear testing platform is now the focus of our business.

In October 2008, the TearLab Osmolarity System received CE mark approval, clearing the way for sales in the European Union and all countries recognizing the CE mark.  In connection with the CE mark clearance, we have entered into multi-year agreements with numerous distributors for distribution of the TearLab Osmolarity System.  Currently, we have signed distribution agreements in each of the following countries: Spain, Portugal, Germany, France, Turkey, Ukraine, Bulgaria, Belgium, Netherlands, Switzerland, Finland, Sweden, South Korea, Australia, Russia, Hungary, Greece, Canada, Slovakia, Argentina, the Czech Republic and the United Kingdom, a sales agency agreement for Denmark , Norway and Sweden and a sales representation agreement in Japan.

On May 19, 2009, we announced that we received 510(k) clearance from the U.S. Food and Drug Administration, or FDA.  The 510(k) clearance allows us to market the TearLab Osmolarity System to those reference and physician operated laboratories with CLIA certifications allowing them to perform moderate and high complexity tests.  Considering that most of our target customers currently are eye care practitioners without such certifications, it was necessary that we obtained a CLIA waiver from the FDA for the TearLab Osmolarity System as well as assisting our customers in obtaining their moderate complexity CLIA certification or providing them with support from certified professionals.  A CLIA waiver greatly reduces the regulatory compliance for our customers.

On March 4, 2011, we announced that we received communication from the FDA indicating that the data submitted by the Company was not sufficient to gain approval of the CLIA waiver categorization application for the TearLab® Osmolarity System. We appealed to the FDA and on December 5, 2011, we announced that we had received a communication from the FDA indicating that, based on a supervisory review of the Company’s appeal, the FDA had granted our petition for a waiver under CLIA for the TearLab Osmolarity System. On January 23, 2012, we announced that after reviewing and accepting labeling submitted to it by the Company, the FDA had granted the waiver categorization under CLIA for the TearLab Osmolarity System.

TearLab Corp.

On December 8, 2009 we announced that Health Canada issued a Medical Device License for the TearLab Osmolarity System. The Health Canada license allowed us to immediately begin marketing the system in Canada.  On August 20, 2009, we entered into an agreement with a distributor, Science with Vision, for exclusive distribution of the TearLab Osmolarity System in Canada.  We began selling products through the Canadian distributor in 2010.

On October 19, 2010 we announced that a unique new Current Procedural Terminology, or CPT, code that will apply to the TearLab® Osmolarity test had been published by the American Medical Association, or AMA. The new code became effective January 1, 2011. The new CPT code for the TearLab Osmolarity test is: 83861; Microfluidic analysis utilizing an integrated collection and analysis device, tear osmolarity (For microfluidic tear osmolarity of both eyes, report 83861 twice).  This code falls under the Chemistry sub-section of the Pathology and Laboratory section of the CPT Codebook and was listed under the 2010 Clinical Laboratory Fee Schedule by the Centers for Medicare and Medicaid Services, or CMS.  Reimbursement by CMS was set at $24.01 per eye and was only available for offices that had a Moderate Complex CLIA certificate. Under the 2011 Clinical Laboratory Fee Schedule listed by CMS the reimbursement rate was reduced to $23.58 and was applicable to a majority of states in the U.S. On December 13, 2011, we announced that CMS published instructions for updates to the clinical laboratory fee schedule for 2012, including a revised reimbursement rate for the TearLab® Osmolarity Test, effective January 1, 2012.  The payment code of 83861 that currently applies to the TearLab Osmolarity Test will be cross-walked or paired with code 84081.  At current 2012 reimbursement rates, payment code 83861 would be reimbursed in every state by CMS at $23.40 per eye. This decision by CMS provides level reimbursement for and equal access to the TearLab Osmolarity Test across all states which was not the case in 2011.

Our success is highly dependent on our ability to increase sales of our testing platform in European and other countries recognizing the CE mark, in Canada where we have a Medical Device License and with our receipt of the CLIA waiver early in 2012 which will enable us to begin full commercialization efforts in the United States.  Meeting these objectives requires that we have sufficient capital to fund our operations.  Our cash of $13.4 million as of June 30, 2012 may be insufficient to fund our planned operations and our ability to generate increased revenues is uncertain. However, subsequent to the equity transactions in the third quarter of 2012 in which a gross aggregate of $7.9 million was raised, we have sufficient cash to fund our operations at current levels for at least the next 12 months.  In spite of having adequate funding at this time we continue to evaluate various financing possibilities. If our revenues do not increase sufficiently to meet operational needs we would be required to raise additional capital to fund our operations.

Recent Developments

On July 18, 2012, the Company closed an underwritten registered direct financing of 2.5 million shares of its common stock at a price to the public of $3.17 per share.  The Company plans to use the approximately $7.4 million in total net proceeds for working capital and general corporate purposes.

RESULTS OF OPERATIONS

Revenue, Cost of Sales and Gross Margin

	Three Months Ended June 30, (in thousands)			Six Months Ended June 30, (in thousands)
	2012	2011	Change	2012	2011	Change
	$	$	$	$	$	$

TearLab revenue	716	468	248	1,139	1,291	(152)
T
TearLab – cost of sales	341	276	65	672	687	(15)

TearLab gross profit	375	192	183	467	604	(137)

Gross profit percentage	52%	41%	74%	41%	47%	(90% )

TearLab Corp.

Revenues

TearLab Revenue

TearLab revenue consists of sales of the TearLab® Osmolarity System, which is a hand-held tear film test for the measurement of tear osmolarity, a quantitative and highly specific biomarker that has shown to correlate with dry eye disease (“DED”).

The TearLab Osmolarity System consists of the following three components: (1) the TearLab disposable, which is a single-use microfluidic lab card; (2) the TearLab pen, which is a hand-held device that interfaces with the TearLab disposable; and (3) the TearLab reader, which is a small desktop unit that allows for the docking of the TearLab disposable and the TearLab pen and provides a quantitative reading for the operator.

TearLab revenue increased by $248,000 or 53% for the three months ended June 30, 2012 as compared to the prior year quarter due to a higher level of TearLab test card sales volume in the overall sales product mix, as the Company has started to transition its domestic customers to its annual test card commitment programs.

TearLab revenue decreased by $152,000 or 12% for the six months ended June 30, 2012 as compared to the prior year period due to a lower level of TearLab reader sales as compared to the prior year period.

TearLab Cost of Sales

TearLab cost of sales includes costs of goods sold, warranty, and royalty costs.  Our cost of goods sold consists primarily of costs for the manufacture of the TearLab test, including the costs we incur for the purchase of component parts from our suppliers, applicable freight and shipping costs, fees related to warehousing and logistics inventory management.

TearLab costs of sales for the three months ended June 30, 2012 increased by $65,000 or 24% compared to the prior year fiscal period due to increased volumes of TearLab test cards in the overall sales product mix, as the Company has started to transition its domestic customers to its annual test card commitment programs.

For the six months ended June 30, 2012, TearLab costs of sales decreased by $15,000 or 2% over the prior year fiscal period due to reductions in freight costs that were offset by increased provisions for test card warranties.

TearLab Gross Margin

TearLab gross margin for the three months ended June 30, 2012 increased by $183,000 or 95% compared to the prior year fiscal period due to a higher level of TearLab test card sales volume in the overall sales product mix, as the Company has started to transition its domestic customers to its annual test card commitment programs, decrease in the total revenue and cost of TearLab readers, as well as a $66,000 reversal of a previously recorded inventory reserve related to test card inventory on hand as of March 31, 2012.

TearLab gross margin for the six months ended June 30, 2012 decreased by $137,000 or 23% compared to the prior year fiscal period primarily due higher levels of test cards sales in the overall product mix as compared to the prior year period.

Operating Expenses

	Three months ended June 30 (in thousands)			Six months ended June 30 (in thousands)
	2012	2011	Change	2012	2011	Change
	$	$	$	$	$	$
Amortization of intangible assets	304	304	―	607	607	―
General and administrative	1,275	939	336	2,226	1,848	378
Clinical, regulatory and research and development	369	228	141	896	475	421
Sales and marketing	960	433	527	1,772	874	898
Operating expenses	2,908	1,904	1,004	5,501	3,804	1,697

TearLab Corp.

General and Administrative Expenses

For the three months ended June 30, 2012, general and administrative increased by $336,000 or 36% due to $243,000 higher non-cash stock option expense and a $145,000 increase in employee related costs due to increased headcount and bonus accruals, offset by a $61,000 reduction in professional fees and legal costs in the current year.

For the six months ended June 30, 2012, general and administrative expenses increased by $378,000 or 20%, as compared with the corresponding period in 2011, due primarily to a $154,000 increase in employees costs as a result of increased headcount and bonus accruals and non-cash stock option grants to the board of directors of $243,000; offset by a $26,000 decrease in public company and administrative expenses.

We are continuing to focus our efforts on controlling costs by reviewing and improving upon our existing business processes and cost structure.

Clinical, Regulatory and Research and Development Expenses

Total clinical, regulatory and research and development expenses increased by $141,000 or 62% during the three months ended June 30, 2012, as compared with the corresponding prior year period.  The increase was due to a $105,000 increase in clinical trial expenses along with a $38,000 increase in employee related costs primarily as a result of annual bonus accruals.

For the six months ended June 30, 2012, clinical, regulatory and research and development expenses increased by $421,000 or 89%, as compared with the corresponding prior year period.  The increase was due to a $162,000 increase in clinical trial costs over the prior year, along with $156,000 higher non-cash stock option expense, $60,000 of additional product development fees, and $44,000 of increased employee related costs as compared to the prior year.

Sales and Marketing Expense

Sales and marketing expenses increased by $527,000 or 122% during the three months ended June 30, 2012, as compared with the comparable period in fiscal 2011 due to a $295,000 increase in salesforce and business development costs, along with $223,000 of marketing and advertising related expense due to the ramp up of the marketing programs for 2012.

For the six months ended June 30, 2012 sales and marketing expenses increased by $898,000 or 103%, as compared with the comparable period in fiscal 2011. The increase is primarily due to $737,000 in sales, marketing trade show, and business development costs associated with the commercialization of the TearLab product in the United States, and $187,000 of increased non cash stock option expense related to consultants which were marked to market on vesting shares.

The cornerstone of our sales and marketing strategy to date has been to increase awareness of our products among eye care professionals and, in particular, the key opinion leaders in the eye care professions. We assist key opinion leaders in performing clinical trials to generate increased data to provide an increased understanding in the use of the TearLab Osmolarity System for diagnostic, treatment and monitoring of patients.  Presently we are primarily focused on commercialization in North America and we continue to develop and execute our conference and podium strategy to ensure visibility and evidence-based positioning of the TearLab® Osmolarity System among eye care professionals.

Amortization of Intangible Assets

Amortization expense of intangible assets for the three and six months ended June 30, 2012, as compared to the prior year fiscal periods was unchanged, as there were no adjustments to the Company’s cost basis or estimated useful life of the underlying assets.

TearLab Corp.

Other Income (Expense)

	Three Months Ended June 30, (in thousands)			Six Months Ended June 30, (in thousands)
	2012	2011	Change	2012	2011	Change
	$	$	$	$	$	$

Interest income	6	1	5	8	3	5
Changes in fair value of warrant obligations	532	(2,506)	3,038	(6,037)	(2,467)	(3,570)
Warrant issuance costs	―	(303)	303	―	(303)	303
Interest expense	―	(43)	43	―	(96)	96
Amortization of deferred financing charges	―	(241)	241	―	(403)	403
Other	21	(2)	23	(9)	(7)	(2)
	559	(3,094)	3,653	(6,038)	(3,273)	(2,765)

Interest Income

Interest income for the three and six months ended June 30, 2012 increased slightly by $5,000, as compared to the prior year fiscal periods.  Interest income consists of interest earned as a result of the Company’s cash position at the end of each corresponding fiscal period.

Changes in Fair Value of Warrants Obligations

The Company recorded expense related to changes in the fair value of warrant obligations of $6,037,000 and $2,467,000 for the six month periods ended June 30, 2012 and 2011, respectively.

At the beginning of the six month period ended June 30, 2012, the Company had a total of 4,087,026 warrants subject to fair value re-measurement each quarter. During the first quarter of 2012 certain holders of warrants exercised 1,373,700 warrants.  The Company is required to record the outstanding warrants at fair value at the time of exercise, resulting in an adjustment to the warrant obligations, with any gain or loss recorded in earnings of the applicable reporting period.  The Company, therefore, estimated the fair value of the exercised warrants during the first quarter 2012 to be $2,849,000, an increase of $1,792,000 from the previous value at December 31, 2011.  This increase was recorded as a charge to other income (expense) in the consolidated statement of operations for the three months ended March 31, 2012.  During the second quarter of 2012 certain holders of warrants exercised 376,769 warrants.  The Company estimated the fair value of the exercised warrants during the second quarter 2012 to be $1,166,000, an increase of $148,000 from the previous value at March 31, 2012.  This increase was recorded as a charge to other income (expense) in the consolidated statement of operations for the three months ended June 30, 2012.

In addition, the Company is also required to record the outstanding warrants at fair value at the end of each reporting period, resulting in an adjustment to the warrant obligations, with any gain or loss recorded in earnings of the applicable reporting period.  The Company, therefore, estimated the fair value of the remaining warrants as of June 30, 2012 to be $4,979,000, an increase of $4,097,000 from the previous value at December 31, 2011; including an increase of $4,777,000 for the three months ended March 31, 2012 less a decrease of ($680,000) for the three months ended June 30, 2012. These amounts were recorded as a charge to other income (expense) in the consolidated statement of operations for the three and six months ended June 30, 2012, the primary driver of this change being a change in Black-Scholes valuation inputs for our increased stock price.

Interest Expense

Interest expense of $0 and $43,000 arising from the 2009 convertible notes financing has been recorded in each of the three month periods ended June 30, 2012 and 2011, respectively.  For the six months ended June 30, 2012 and 2011, these amounts were $0 and $96,000 respectively.

TearLab Corp.

Amortization of Deferred Financing Charges

As a result of the financing that the Company completed in July and August 2009, or the Financing, and which resulted in the purchase of $1.75 million in convertible secured notes by the investors, or the Notes, investors were in a position to convert the Notes at a conversion price of $1.3186 per share at a time when the common shares of the Company were trading at $1.75 (July 15th) and $1.70 (August 31st) providing them with a beneficial conversion feature. The Company valued this feature as $728,000 and the amortization of this amount was expensed over the term of the Notes until conversion in June 2011. As such, amortization expense for the three months ended June 30, 2012 and 2011 was $0 and $188,000, respectively.  For the six months ended June 30, 2012 and 2011 amortization expense was $0 and $314,000, respectively.

Investors in the Financing received 109,375 warrants at an exercise price of $1.60 upon conversion of the Notes. The Company valued these warrants using the Black-Scholes value model at a value of $163,000. The amortization of this amount was recorded over the term of the Notes until they were  converted in June 2011 and amounted to $0 and $42,000 for the three months ended June 30, 2012 and 2011, respectively.  For the six months ended June 30, 2012 and 2011 amortization expense was $0 and $70,000, respectively.

Issuance costs of the Financing totaled $87,000 and have been allocated to cost of equity and to deferred finance charges. The amortization of deferred finance charges was recorded over the term of the Notes until they were converted in June 2011 and amounted to $0 and $11,000 for the three months ended June 30, 2012 and 2011, respectively.  For the six months ended June 30, 2012 and 2011 amortization expense was $0 and $19,000, respectively.

Other

Other income for the three and six months ended June 30, 2012 and 2011 consists primarily of foreign exchange gains and losses, based on fluctuations of the Company’s foreign denominated currencies.

Liquidity and Capital Resources
(in thousands)
	June 30,	December 31,
	2012	2011	Change

Cash and cash equivalents	$13,440	$2,807	$10,633
Percentage of total assets	62%	27%

Working capital	$8,039	$(767)	$8,806

Financial Condition

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties.  Actual results could vary as a result of a number of factors.  We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.  Our future funding requirements will depend on many factors, including but not limited to:

•	whether government and third-party payers agree to reimburse the TearLab Osmolarity System;
•	whether eye care professionals engage in the process of obtaining their CLIA waiver certification;
•	the costs and timing of building the infrastructure to market and sell the TearLab® Osmolarity System;
•	the cost and results of continuing development of the TearLab Osmolarity System;
•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the effect of competing technological and market developments; and
•
our purchases of test cards are in Australian dollars and fluctuations in the exchange rate between the US dollar and Australian dollar may be material. In 2011 and 2012 to date, the exchange rate incurred to purchase Australian dollars to pay our Australian supplier fluctuated from $0.99 USD to $1.08 USD per $1.00 AUD.

TearLab Corp.

At the present time, our only product is the TearLab Osmolarity System, and although we have received 510(k) approval from the FDA and a CLIA waiver approval from the FDA, at this time, we do not know when we can expect to begin to generate significant revenues from the TearLab Osmolarity System in the United States.

We believe that we have sufficient funding to meet operational needs until the Company becomes cash flow positive from operations but if we are not able to achieve a cash positive operating position in the future we may need to raise additional funds, and our prospects for obtaining that capital are uncertain.  Additional capital may not be available on terms favorable to us, or at all.  In addition, future financings could result in significant dilution of existing stockholders.  On April 16, 2012, we closed a public offering in which 3,450,000 shares of common stock at $3.60 per share for gross proceeds of approximately $12,420,000 were purchased. On July 18, 2012, we closed a registered direct financing in which 2,500,000 shares of common stock at $3.19 per share for gross proceeds of approximately $7,975,000 were purchased. We believe that cash and cash equivalents at June 30, 2012 and funds raised in the public offering completed in July 2012 will be sufficient to allow the Company to operate for a minimum period of 12 months.

Ongoing Sources and Uses of Cash

We anticipate that our cash and cash equivalents including cash arising from the July 2012 public offering and cash generated from increased revenues, will be sufficient to sustain our operations for at least the next 12 months.   We continually evaluate various financing possibilities but we typically expect our primary sources of cash will be related to the collection of accounts receivable and, to a lesser degree, interest income on our cash balances.  Our accounts receivable collections will be impacted by our ability to grow our point-of-care revenue.

We expect our primary uses of cash will be to fund our operating expenses and pursuing and maintaining our patents and trademarks.  In addition, dependent on available funds, we expect to expend cash to improve production capability of the TearLab test, to further improve the performance of the TearLab test, and to pursue additional applications for the lab-on-a-chip technology.

Changes in Cash Flows

	Six months ended June 30, (in thousands)
	2012	2011	Change
Cash used in operating activities	$(3,670)	$(2,012)	$(1,658)
Cash used in investing activities	(219)	(82)	(137)
Cash provided by financing activities	14,522	6,249	8,273
Net increase in cash and cash equivalents during the period	$10,633	$4,155	$6,478

Cash Used in Operating Activities

Net cash used to fund our operating activities during the six months ended June 30, 2012 was $3,670,000.  Net loss during the six month period was $11,072,000. The non-cash items which comprise a portion of the net loss during that period consist primarily of the amortization of intangible assets, patents and trademarks, depreciation of fixed assets, stock-based compensation, and changes in the fair value of warrant obligations in the aggregate total of $7,598,000.

TearLab Corp.

The net change in working capital balances related to operations for the six months ended June 30, 2012 and 2011 consists of the following:

Cash provided (used)	Six months ended June 30, (in thousands)
	2012	2011
Amounts receivable, net	$(150)	$74
Due from related parties	(4)	95
Inventory	(680)	(439)
Prepaid expenses	(27)	94
Deposits and other assets	(16)	―
Accounts payable	570	341
Accrued liabilities	111	(121)
Deferred revenue	―	(128)
	$(196)	$(84)

Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2012 and 2011 was $219,000 and $82,000, respectively, to acquire fixed assets.

Cash Provided by Financing Activities

During the six months ended June 30, 2012, the Company issued 1,765,497 shares of common stock as a result of the exercise of 1,772,968 warrants for gross proceeds of $3,262,000. In addition, 15,056 shares of common stock were issued as a result of the exercise of options for gross proceeds of $33,000.  During the six months ended June 30, 2012, the Company issued common stock in a public offering funding for $12,420,000, offset by costs paid in the six months ended June 30, 2010 of $1,193,000.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, related disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to revenue recognition and inventory valuation. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

There were no significant changes during the six months ended June 30, 2012 to the items that we disclosed as our critical accounting policies and estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.  For further clarification with regards to the Company’s specific policies for revenue recognition, see Note 2 of the Notes to the Unaudited Consolidated Financial Statements for the six months ended June 30, 2012 included in Item 1.

Recent Accounting Pronouncements

For information on the recent accounting pronouncements impacting our business, see Note 2 of the Notes to the unaudited Consolidated Financial Statements for the six months ended June 30, 2012 included in Item 1.

TearLab Corp.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Currency Fluctuations and Exchange Risk

All of our sales are denominated in U.S. dollars, while a minor portion of our expenses are in Canadian dollars and Australian dollars.  Our purchases of test cards are in Australian dollars. We cannot predict any future trends in the exchange rate of the Canadian dollar or Australian dollar against the U.S. dollar.  Any strengthening of the Canadian dollar or Australian dollar in relation to the U.S. dollar would increase the U.S. dollar cost of our operations, and affect our U.S. dollar measured results of operations.  We maintain bank accounts in both Canadian dollars and Australian dollars to meet short term operating requirements.  Based on the balances in the Canadian dollar and Australian dollar denominated bank accounts at June 30, 2012, hypothetical increases of $0.01 in the value of the Canadian dollar and the Australian dollar in relation to the U.S. dollar would not have a material impact on our results of our operations.  We do not engage in any hedging or other transactions intended to manage these risks.  In the future, we may undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that is advisable to offset these risks.

Interest Rate Risk

The primary objective of our investment activity is to preserve principal while maximizing interest income we receive from our cash resources, without increasing risk.  We believe this will minimize our market risk.  We do not use interest rate derivative transactions to manage our interest rate risk.  We reduce our exposure to interest rate risk by investing in savings or money market accounts.  Declines in interest rates over an extended period of time will reduce our interest income while an increase over an extended period of time will increase our interest income.  A reduction of interest rate by 100 basis points over the 12 months ended June 30, 2012 would reduce interest income by under $12,000.

ITEM 4.	CONTROLS AND PROCEDURES.

(a)     Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of the end of the period covered by the report, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based on that evaluation, our chief executive officer and chief financial officer concluded that, as at June 30, 2012 our disclosure controls and procedures were effective at the reasonable assurance level.

(b)    Changes in Internal Control over Financial Reporting.

During the second quarter of 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

TearLab Corp.

PART II.	OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

We are not aware of any material litigation involving us that is outstanding, threatened or pending.

ITEM 1A. RISK FACTORS.

Risks Relating to our Business

Our near-term success is highly dependent on the success of the TearLab® Osmolarity System, and we cannot be certain that it will be successfully commercialized in the United States.

The TearLab Osmolarity System is currently our only product.  Our product is currently sold outside of the United States pursuant to CE mark approval; in Canada pursuant to a Health Canada Medical Device License; and in the United States as a result of having received 510(k) approval from the U.S. Food and Drug Administration, or the FDA, to market the TearLab Osmolarity System to those reference and physician operated laboratories with  Clinical Laboratory Improvement Act, or CLIA, waiver certifications.   Even though the TearLab Osmolarity System has received all regulatory approvals in the United States, it may never be successfully commercialized.  If the TearLab Osmolarity System is not successfully commercialized, we may not be able to generate revenue, become profitable or continue our operations.  Any failure of the TearLab Osmolarity System to be successfully commercialized in the United States would have a material adverse effect on our business, operating results, financial condition and cash flows and could result in a substantial decline in the price of our common stock.

Our near-term success is highly dependent on increasing sales of the TearLab Osmolarity System outside the United States, and we cannot be certain that we will successfully increase such sales.

Our product is currently sold outside of the United States pursuant to CE mark approval and Health Canada Approval in Canada.  Our near-term success is highly dependent on increasing our international sales.  We may also be required to register our product with health departments in our foreign market countries.  A failure to successfully register in such markets would negatively affect our sales in any such markets.  In addition, import taxes are levied on our product in certain foreign markets.  These foreign markets include Turkey, Spain, Italy and France.  Other countries may adopt taxation codes on imported products.  Increases in such taxes or other restrictions on our product could negatively affect our ability to import, distribute and price our product.

Our commitment to purchase minimum levels of product from our suppliers may result in the purchase of excess quantities of product if we are not able to successfully commercialize the TearLab Osmolarity System.

On August 1, 2011, we entered into a manufacturing and development agreement, or the Manufacturing Agreement, with MiniFAB (Aust) Pty Ltd, or MiniFAB.  Pursuant to the terms of the Manufacturing Agreement, MiniFAB will manufacture and supply test cards for us.  The Manufacturing Agreement specifies minimum order quantities that will require us to purchase approximately USD$28.7 million (AUD$27.6 million) in test cards from MiniFAB for the years 2012 through the end of 2015.  Each year, we must purchase the covered test cards exclusively from MiniFAB until the minimum order quantity for such year has been met.  The Manufacturing Agreement has a ten-year initial term and may be terminated by either party if the other party is in breach or becomes insolvent.  If terminated for any reason other than a default by MiniFAB, we will be obligated to pay a termination fee based on the cost of products manufactured by MiniFAB, but not yet invoiced, repayment of capital invested by MiniFAB, less depreciation calculated in accordance with Australian accounting standards, and the expected profit to MiniFAB had the remaining minimum order quantities been purchased by us.

TearLab Corp.

The usage of test cards purchased under the minimum purchase commitment with MiniFAB is predicated upon significant increases in revenue from the TearLab products as compared to the six months to June 30, 2012 and prior periods. If we are not able to commercialize the TearLab® Osmolarity System sufficiently to sell the minimum order quantities required by the MiniFab Agreement, we will be required to purchase test cards that we may be unable to use and that may become obsolete, which would have a potentially adverse effect on our financial position, results of operations and cash flows.

Our limited working capital and history of losses have resulted in our auditors expressing substantial doubts as to whether we will be able to continue as a going concern.

For the year ended December 31, 2011, and the six months ended June 30, 2012, we have prepared our consolidated financial statements on the basis that we would continue as a going concern.  However, we have incurred losses in each year since our inception. Our net working capital balance at June 30, 2012 was $8.0 million, which represents a $8.8 million increase in the balance from our working capital deficit of $0.8 million at December 31, 2011.  During the six months ended June 30, 2012, the Company raised gross proceeds of $3.3 million from the exercise of warrants and stock options and $12.4 million in a underwritten public offering. Subsequent to June 30, 2012, the Company raised gross proceeds of $7.9 million in a registered direct financing.

Although current levels of cash flows are negative, management believes the Company’s existing cash as well as the proceeds from the funding received in July 2012 will be sufficient to cover its operating and other cash demands for at least the next 12 months.

Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary if we were not able to continue as a going concern.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

We have incurred losses in each year since our inception.  As of June 30, 2012, we had an accumulated deficit of $398.6 million.  Our losses have resulted primarily from expenses incurred in research and development of our product candidates from the former retina and glaucoma business divisions.  We do not know when or if we will successfully commercialize the TearLab Osmolarity System in the United States. As a result, and because of the numerous risks and uncertainties facing us, it is difficult to provide the extent of any future losses or the time required to achieve profitability, if at all.  Any failure of our product candidate become and remain profitable would adversely affect the price of our common stock and our ability to raise capital and continue operations.

We are leveraged financially, which could adversely affect our ability to adjust our business to respond to competitive pressures and to obtain sufficient funds to satisfy our future research and development needs, and to defend our intellectual property.

TearLab Corp.

As of June 30, 2012, our total indebtedness was approximately $7.7 million.   Our significant debt and debt service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities.  For example, our high level of debt presents the following risks:

•
our substantial leverage increases our vulnerability to economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•
our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies; and

•
our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements.

If we are at any time unable to generate sufficient cash flow to service our indebtedness when payment is due, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness or obtain additional financing.  There can be no assurance that we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

We may not be able to raise the capital necessary to fund our operations.

Since inception, we have funded our operations through debt and equity financings, including the 2009 convertible secured debt financings, the 2010 private placement and registered direct common stock financings and the 2011 private placement financings, the exercise of warrants in March 2012 by warrant holders, the April 2012 public offering financing as well as the July 2012 registered direct financing.  As of the date of filing of this quarterly Form 10-Q, we estimate that our cash and cash equivalents will be sufficient to meet our operating activities and other demands for at least the next 12 months.  However, our prospects for obtaining additional financing are uncertain. Additional capital may not be available on terms favorable to us, or at all.  If financing is available, it may not be sufficient for us to continue as a going concern and it may be on terms that adversely affect the interest of our existing stockholders.  In addition, future financings could result in significant dilution of existing stockholders and adversely affect the economic interests of existing stockholders.

We will face challenges in bringing the TearLab® Osmolarity System to market in the United States and may not succeed in executing our business plan.

There are numerous risks and uncertainties inherent in the development of new medical technologies.  In addition to our requirement for additional capital, our ability to bring the TearLab Osmolarity System to market in the United States and to execute our business plan successfully is subject to the following risks, among others:

•
Our clinical trials may not succeed. Clinical testing is expensive and can take longer than originally anticipated. The outcomes of clinical trials are uncertain, and failure can occur at any stage of the testing. We could encounter unexpected problems, which could result in a delay in efforts to complete clinical trials supporting our commercialization efforts.

•
The TearLab® Osmolarity System is rated under a CLIA waiver certification which requires our customers to be certified under the CLIA waiver requirements, including certain parallel state requirements. If our customers are unwilling or unable to comply with such requirements, it could have an adverse effect on our ability to market the TearLab Osmolarity System in the United States.

TearLab Corp.

•
Our suppliers and we will be subject to numerous FDA requirements covering the design, testing, manufacturing, quality control, labeling, advertising, promotion and export of the TearLab Osmolarity System and other matters. If our suppliers or we fail to comply with these regulatory requirements, the TearLab Osmolarity System could be subject to restrictions or withdrawals from the market and we could become subject to penalties.

•
Even though we were successful in obtaining the sought-after FDA approvals, we may be unable to commercialize the TearLab® Osmolarity System successfully in the United States. Successful commercialization will depend on a number of factors, including, among other things, achieving widespread acceptance of the TearLab Osmolarity System among physicians, establishing adequate sales and marketing capabilities, addressing competition effectively, the ability to obtain and enforce patents to protect proprietary rights from use by would-be competitors, key personnel retention and ensuring sufficient manufacturing capacity and inventory to support commercialization plans.

If we are subject to regulatory enforcement action as a result of our failure to comply with regulatory requirements, our commercial operations would be harmed.

While we received the 510(k) clearance and CLIA waiver that we were seeking, we will be subject to significant ongoing regulatory requirements, and if we fail to comply with these requirements, we could be subject to enforcement action by the FDA or state agencies, including:

•	adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our product;

•	operating restrictions or partial suspension or total shutdown of production;

•	delay or refusal of our requests for 510(k) clearance or premarket approval of new products or of new intended uses or modifications to our existing product;

•	refusal to grant export approval for our products;

•	withdrawing 510(k) clearances or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these enforcement actions were to be taken by the government, our business could be harmed.

We are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or the QSR.  The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products.  The FDA must determine that the facilities which manufacture and assemble our products that are intended for sale in the United States, as well as the manufacturing controls and specifications for these products, are compliant with applicable regulatory requirements, including the QSR.  The FDA enforces the QSR through periodic unannounced inspections.  Our facilities have not yet been inspected by the FDA, and we cannot assure you that we will pass any future FDA inspection.  Our failure, or the failure of our suppliers, to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our product, civil or criminal penalties or other sanctions, which would significantly harm our available inventory and sales and cause our business to suffer.

TearLab Corp.

Our patents may not be valid, and we may not be able to obtain and enforce patents to protect our proprietary rights from use by would-be competitors.  Patents of other companies could require us to stop using or pay to use required technology.

 Our owned and licensed patents may not be valid, and we may not be able to obtain and enforce patents and to maintain trade secret protection for our technology.  The extent to which we are unable to do so could materially harm our business.

We have applied for, and intend to continue to apply for, patents relating to the TearLab® Osmolarity System and related technology and processes.  Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide adequate protection from competition.  Furthermore, it is possible that patents issued or licensed to us may be challenged successfully.  In that event, if we have a preferred competitive position because of any such patents, any preferred position would be lost.  If we are unable to secure or to continue to maintain a preferred position, the TearLab Osmolarity System could become subject to competition from the sale of generic products.

Patents issued or licensed to us may be infringed by the products or processes of others.  The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant and the time demands could interfere with our normal operations.  There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical, biotechnology and medical technology industries.  We could become a party to patent litigation and other proceedings.  The cost to us of any patent litigation, even if resolved in our favor, could be substantial.  Some of our would-be competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources.  Litigation may also absorb significant management time.

Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our future scientific and commercial success.  Although we attempt to, and will continue to attempt to, protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with corporate partners, collaborators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

Certain of our patent rights are licensed to us by third parties.  If we fail to comply with the terms of these license agreements, our rights to those patents may be terminated, and we will be unable to conduct our business.

It is possible that a court may find us to be infringing upon validly issued patents of third parties.  In that event, in addition to the cost of defending the underlying suit for infringement, we may have to pay license fees and/or damages and may be enjoined from conducting certain activities.  Obtaining licenses under third-party patents can be costly, and such licenses may not be available at all.

TearLab Corp.

We may face future product liability claims.

The testing, manufacturing, marketing and sale of therapeutic and diagnostic products entail significant inherent risks of allegations of product liability.  Our past use of the RHEO™ System and the components of the SOLX Glaucoma System in clinical trials and the commercial sale of those products may have exposed us to potential liability claims.  Our use of the TearLab® Osmolarity System and its commercial sale could also expose us to liability claims.  All of such claims might be made directly by patients, health care providers or others selling the products.  We carry clinical trials and product liability insurance to cover certain claims that could arise, or that could have arisen, during our clinical trials or during the commercial use of our products.  We currently maintain clinical trials and product liability insurance with coverage limits of $2,000,000 in the aggregate annually.  Such coverage, and any coverage obtained in the future, may be inadequate to protect us in the event of successful product liability claims, and we may not be able to increase the amount of such insurance coverage or even renew it.  A successful product liability claim could materially harm our business.  In addition, substantial, complex or extended litigation could result in the incurrence of large expenditures and the diversion of significant resources.

We have entered into a number of related party transactions with suppliers, creditors, stockholders, officers and other parties, each of which may have interests which conflict with those of our public stockholders.

We have entered into several related party transactions with our suppliers, creditors, stockholders, officers and other parties, each of which may have interests which conflict with those of our public stockholders.

If we do not introduce new commercially successful products in a timely manner, our products may become obsolete over time, customers may not buy our products and our revenue and profitability may decline.

Demand for our products may change in ways we may not anticipate because of:

•	evolving customer needs;

•	the introduction of new products and technologies; and

•	evolving industry standards.

Without the timely introduction of new commercially successful products and enhancements, our products may become obsolete over time, in which case our sales and operating results would suffer.  The success of our new product offerings will depend on several factors, including our ability to:

•	properly identify and anticipate customer needs;

•	commercialize new products in a cost-effective and timely manner;

•	manufacture and deliver products in sufficient volumes on time;

•	obtain and maintain regulatory approval for such new products;

•	differentiate our offerings from competitors’ offerings;

•	achieve positive clinical outcomes; and

•	provide adequate medical and/or consumer education relating to new products.

TearLab Corp.

Moreover, innovations generally will require a substantial investment in research and development before we can determine the commercial viability of these innovations and we may not have the financial resources necessary to fund these innovations.  In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

We rely on a single supplier of each of the key components of the TearLab® Osmolarity System and are vulnerable to fluctuations in the availability and price of our suppliers’ products and services.

We purchase each of the key components of the TearLab® Osmolarity System from single third-party suppliers.  Our supplier may not provide the components or other products needed by us in the quantities requested, in a timely manner or at a price we are willing to pay.  In the event we were unable to renew our agreements with our supplier or they were to become unable or unwilling to continue to provide important components in the required volumes and quality levels or in a timely manner, or if regulations affecting the components were to change, we would be required to identify and obtain acceptable replacement supply sources.  We may not be able to obtain alternative suppliers or vendors on a timely basis, or at all, which could disrupt or delay, or halt altogether, our ability to manufacture or deliver the TearLab Osmolarity System.  If any of these events should occur, our business, financial condition, cash flows and results of operations could be materially adversely affected.

We face intense competition, and our failure to compete effectively could have a material adverse effect on our results of operations.

We face intense competition in the markets for ophthalmic products and these markets are subject to rapid and significant technological change.  Although we have no direct competitors, we have numerous potential competitors in the United States and abroad.  We face potential competition from industry participants marketing conventional technologies for the measurement of osmolarity and other in-lab testing technologies, and commercially available methods, such as the Schirmer Test and ocular surface staining.  Many of our potential competitors have substantially more resources and a greater marketing scale than we do.  If we are unable to develop and produce or market our products to effectively compete against our competitors, our operating results will materially suffer.

If we lose key personnel, or we are unable to attract and retain highly qualified personnel on a cost-effective basis, it would be more difficult for us to manage our existing business operations and to identify and pursue new growth opportunities.

Our success depends, in large part, upon our ability to attract and retain highly qualified scientific, clinical, manufacturing and management personnel.  In addition, any difficulties retaining key personnel or managing this growth could disrupt our operations.  Future growth will require us to continue to implement and improve our managerial, operational and financial systems, and to continue to recruit, train and retain, additional qualified personnel, which may impose a strain on our administrative and operational infrastructure.  The competition for qualified personnel in the medical technology field is intense.  We are highly dependent on our continued ability to attract, motivate and retain highly qualified management, clinical and scientific personnel.

Due to our limited resources, we may not be able to effectively recruit, train and retain additional qualified personnel.  If we are unable to retain key personnel or manage our growth effectively, we may not be able to implement our business plan.

TearLab Corp.

Furthermore, we have not entered into non-competition agreements with our key employees.  In addition, we do not maintain “key person” life insurance on any of our officers, employees or consultants.  The loss of the services of existing personnel, the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, and the loss of our employees to our competitors would harm our research and development programs and our business.

If we fail to establish and maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our consolidated operating results, our ability to operate our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently.  Failure on our part to maintain effective internal financial and accounting controls would cause our financial reporting to be unreliable, could have a material adverse effect on our business, operating results, financial condition and cash flows, and could cause the trading price of our common stock to fall dramatically.

Maintaining proper and effective internal controls will require substantial management time and attention and may result in our incurring substantial incremental expenses, including with respect to increasing the breadth and depth of our finance organization to ensure that we have personnel with the appropriate qualifications and training in certain key accounting roles and adherence to certain control disciplines within the accounting and reporting function.  Any failure in internal controls or any errors or delays in our financial reporting would have a material adverse effect on our business and results of operations and could have a substantial adverse impact on the trading price of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  Our management has identified a control deficiency in the past and may identify additional deficiencies in the future.

We cannot be certain that the actions we are taking to improve our internal controls over financial reporting will be sufficient or that we will be able to implement our planned processes and procedures in a timely manner.  In future periods, if the process required by Section 404 of the Sarbanes-Oxley Act of 2002 reveals material weaknesses or significant deficiencies, the correction of any such material weaknesses or significant deficiencies could require additional remedial measures which could be costly and time-consuming.  In addition, we may be unable to produce accurate financial statements on a timely basis.  Any of the foregoing could cause investors to lose confidence in the reliability of our consolidated financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

The trading price of our common stock may be volatile.

The market prices for, and the trading volumes of, securities of medical device companies, such as ours, have been historically volatile.  The market has experienced, from time to time, significant price and volume fluctuations unrelated to the operating performance of particular companies.  The market price of our common shares may fluctuate significantly due to a variety of factors, including:

•	the results of pre-clinical testing and clinical trials by us, our collaborators and/or our competitors;

TearLab Corp.

•	technological innovations or new diagnostic products;

•	governmental regulations;

•	developments in patent or other proprietary rights;

•	litigation;

•	public concern regarding the safety of products developed by us or others;

•	comments by securities analysts;

•	the issuance of additional shares to obtain financing or for acquisitions;

•	general market conditions in our industry or in the economy as a whole; and

•	political instability, natural disasters, war and/or events of terrorism.

In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies.  Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance.  In the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies.  This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we do not expect to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never paid cash dividends on our common stock and have no present intention to pay any dividends in the future.  We are not profitable and do not expect to earn any material revenues for at least several years, if at all.  As a result, we intend to use all available cash and liquid assets in the development of our business.  Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements, our operating and financial conditions and on such other factors as our board of directors may deem relevant.  As a result, the success of an investment in our common stock will depend upon any future appreciation in its value.  There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Warrant holders will not be entitled to any of the rights of common stockholders, but will be subject to all changes made with respect thereto.

If you hold warrants, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock.  You will have rights with respect to our common stock only if you receive our common stock upon exercise of the warrants and only as of the date when you become a record owner of the shares of our common stock upon such exercise.  For example, if an amendment is proposed to our charter or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to be the owner of the shares of our common stock due upon exercise of your warrants, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

TearLab Corp.

We can issue shares of preferred stock that may adversely affect the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue up to 10,000,000 shares of preferred stock with designations, rights, and preferences determined from time to time by our board of directors.  Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of holders of our common stock.  For example, an issuance of shares of preferred stock could:

•	adversely affect the voting power of the holders of our common stock;

•	make it more difficult for a third party to gain control of us;

•	discourage bids for our common stock at a premium;

•	limit or eliminate any payments that the holders of our common stock could expect to receive upon our liquidation; or

•	otherwise adversely affect the market price or our common stock.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

None.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES.

There has not been any default upon our senior securities.

ITEM 4.	MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.	OTHER INFORMATION.

None.

TearLab Corp.

ITEM 6.	EXHIBITS

2.1
Form of Plan of Reorganization (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form S-1/A No. 4, filed with the Commission on December 6, 2004 (file no. 333-118024)).

3.1
Restated Certificate of Incorporation of Registrant, filed with the Secretary of State of the State of Delaware on October 7, 2008 (incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K filed with the Commission on October 9, 2008 (file no. 000-51030)).

3.2
Certificate of Amendment of Registrant, filed with the Secretary of State of the State of Delaware on October 7, 2008 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on October 9, 2008 (file no. 000-51030)).

3.3
Certificate of Amendment of Registrant, filed with the Secretary of State of the State of Delaware on May 18, 2010 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 19, 2010 (file no. 000-51030)).

3.4
Certificate of Amendment of Registrant, filed with the Secretary of State of the State of Delaware on July 13, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on July 1, 2011 (file no. 000-51030)).

3.5
Amended and Restated By-Laws of the Registrant as currently in effect (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1/A No. 3, filed with the Commission on November 16, 2004 (file no. 333-118024)).

10.1
2002 Stock Option Plan, as amended and restated on June 6, 2012 (incorporated by reference to Exhibit 10.01 to the Registrant's Current Report on Form 8-K filed with the Commission on June 6, 2012 (file no. 000-51030)).+.

10.2
Manufacturing and Development Agreement by and between TearLab Research, Inc. and MiniFAB (Aust) Pty Ltd, dated August 1, 2011(incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on August [4], 2011 (file no. 000-51030)).+.

10.3
Purchase Agreement, dated as of April 11, 2012, by and between TearLab Corporation and Craig-Hallum Capital Group LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on April 11, 2012 (file no. 000-51030)).

31.1	CEO’s Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

31.2	CFO’s Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

32.1	CEO’s Certification of periodic financial reports pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	CFO’s Certification of periodic financial reports pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS* XBRL Instance
101.SCH* XBRL Taxonomy Extension Schema
101.CAL* XBRL Taxonomy Extension Calculation
101.DEF* XBRL Taxonomy Extension Definition
101.LAB* XBRL Taxonomy Extension Labels
101.PRE* XBRL Taxonomy Extension Presentation

+Management compensatory plan, contract or arrangement
* XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities
Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

TearLab Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TearLab Corp.
(Registrant)

Date:	August 10, 2012	/s/ Elias Vamvakas
Elias Vamvakas
Chief Executive Officer

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Elias Vamvakas, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of TearLab Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under the Company’s supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under the Company’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report the Company’s conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on the Company’s most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:	August 10, 2012

/s/ Elias Vamvakas
Elias Vamvakas
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William G. Dumencu, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of TearLab Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under the Company’s supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under the Company’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report the Company’s conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on the Company’s most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:	August 10, 2012

/s/ William Dumencu
William G. Dumencu
Chief Financial Officer and Treasurer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of TearLab Corp. (the “Company”) for the quarter ended June 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Elias Vamvakas, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Elias Vamvakas
Elias Vamvakas
Chief Executive Officer

Dated:     August 10, 2012

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-Q of TearLab Corp. (the “Company”) for the quarter ended June 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, William G. Dumencu, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ William Dumencu
William G. Dumencu
Chief Financial Officer and Treasurer

Dated:   August 10, 2012